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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital Insurance Services LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson — **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/13/15

OATH OR AFFIRMATION

I, Phil Johnson, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to Incapital Insurance Services LLC (the "Company"), as of December 31, 2014, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | 2/27/15 Date

Title: President

Notary Public | 02/27/15 Date

OFFICIAL SEAL
DEBRA R LEONARD-PORCH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/03/16

Incapital Insurance Services LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2014 and Report of Independent Registered Public Accounting Firm

INCAPITAL INSURANCE SERVICES LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Incapital Insurance Services LLC

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Incapital Insurance Services LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

INCAPITAL INSURANCE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		
Cash	$	1,886,617
Accounts receivable		181,817
Other assets		34,280
Total assets	$	2,102,714
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to Parent and affiliate	$	242,478
Other liabilities		196,280
Total liabilities		438,758
MEMBER'S EQUITY		1,663,956
Total liabilities and member's equity	$	2,102,714

The accompanying notes are an integral part of this financial statement.

INCAPITAL INSURANCE SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital Insurance Services LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer that engages primarily in the distribution of annuities.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability that would reduce net income. The Company does not have any significant uncertain tax positions as of December 31, 2014 and is not aware of any tax positions that will significantly change during the next twelve months.

3. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2014, $160,450 was unpaid at year-end and is included in payable to Parent and affiliate on the Statement of Financial Condition.

The Company has entered into a management agreement (the "Affiliate Agreement") with an affiliate, whereby the affiliate is a wholly owned subsidiary of the Parent. The affiliate provides the Company with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2014, $82,028 was unpaid at year-end and is included in payable to Parent and affiliate on the Statement of Financial Condition.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and as of December 31, 2014 was required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2014, the Company had net capital, as defined, of $1,447,859, which was $1,347,859 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued. No events requiring disclosure or recognition were identified.

* * * * *